UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68719

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/23__ AND ENDING __12/31/23__

                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **WINTOUR & COMPANY, INC.**

TYPE OF REGISTRANT (check all applicable boxes):
- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
213 FULTON STREET

(No. and Street)

WESTBURY   **NEW YORK**

    (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

CHRISTIAN WINTOUR   **516-535-0020**   cwintour@wintourco.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MERCURIUS & ASSOCIATES LLP

(Name – if individual, state last, first, and middle name)

A-94/8 Wazirpur Industrial Area, Main Ring Road   Delhi   India   110052

(Address)   (City)   (State)   (Zip Code)

2/10/2009   3223

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Wintour & Company, Inc.

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon and Supplemental Report on Internal Controls

For the Year-Ended December 31, 2023

**This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934. A statement of Financial Condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a public document.*

Wintour & Company, Inc.
Financial Statements
Statement of Financial Condition
As at December 31, 2023

Assets

Cash and Cash Equivalents	82,715
Prepaid Expenses	450
Total Assets	$ 83,165

Liabilities and Stockholder's Equity

Current Liabilities	
Accounts Payable	$ 1,956
Total Liabilities	$ 1,956

Common Stock: 200 Shares Authorized, 53 issued and Outstanding, no stated value	$ 56,001
Additional Paid-In Capital	(748,605)
Retained Earnings	782,213
Net Income	(8,400)
Total Shareholder's Equity	$ 81,209
Total Liabilities and Shareholder's Equity	$ 83,165

The accompanying notes are an integral part of these financial statements.